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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25


                                               Commission File Number 0-23278
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                             NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  JUNE 30, 1997
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                           Part I.  Registrant Information

Full name of registrant:  BRAZIL FAST FOOD CORP.
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Former name if applicable


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Address of principal executive office (Street and number)

Praia do Flamengo
200-22 . Andar
CEP 22210-030
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City, state and zip code RIO DE JANEIRO, BRAZIL
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                          Part II.  Rule 12b-25 (b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and


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[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.


                                 Part III.  Narrative

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    Registrant's operations are conducted wholly within the Federative Republic of Brazil. Logistical and communications difficulties between Registrant's executive offices in Rio de Janeiro and its New York based accountants will preclude completion of the subject Report by the prescribed due date.

                             Part IV.  Other Information

    (1) Name and telephone number of person to contact in regard to this notification

   IRA I. ROXLAND                          (212) 688-7000
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    (Name)                        (Area Code and Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes   [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See attachment.


                              BRAZIL FAST FOOD CORP.
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                     (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  AUGUST 15, 1997                   By /s/ PETER VAN VOORST VADER
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                                     Chairman and Chief Executive Officer


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                                      ATTACHMENT
                                          to
                                     FORM 12b-25



    Registrant anticipates reporting a net loss of R$(4,400,000), or R$(.41) per share, upon revenues of R$37,177,000 for the six months ended
June 30, 1997.

    On March 19, 1996, Registrant acquired Venbo Comercio de Alimentos Ltda., a Brazilian limited liability company which conducts business under the tradename "Bob's." Prior thereto, Registrant existed as a "blank check" company, solely to serve as a vehicle to effect a merger, exchange of capital stock or similar business combination. Consequently, Registrant's operating results for the six months ended June 30, 1997 are not comparable to those for the six months ended June 30, 1996.